The Pantry, Inc.
P.O. Box 8019 305 Gregson Drive Cary, NC 27511 (919) 774-6700

February 7, 2014

VIA EDGAR SUBMISSION

Mr. Geoff Kruczek

Attorney-Advisor

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Pantry, Inc.
Preliminary Proxy Statement
Filed January 29, 2014
Soliciting Materials Filed Pursuant to Rule 14a-12
Filed on January 29 and 30, 2014
File No. 000-25813

Dear Mr. Kruczek:

Set forth below is the Company’s response to your comment letter dated February 4, 2014 regarding the Preliminary Proxy Statement (the “Proxy Statement”) and the soliciting materials (the “Soliciting Materials”) filed by The Pantry, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). In conjunction with submission of this response letter, the Company has filed a revised version of the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”). For convenience, the comments from your letter have been reproduced in bold type herein with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your comment letter for your convenience.

Preliminary Proxy Statement

1.	Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

Mr. Geoff Kruczek

February 7, 2014

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has made the requested revisions in the Revised Preliminary Proxy Statement.

2.	Please complete the blanks in your document.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and confirms that any remaining blanks in the Revised Preliminary Proxy Statement will be completed in the Company’s definitive proxy statement.

3.	Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has deleted the sentences that make reference to “access” to proxy materials in the first sentence of the third paragraph of the Notice of Annual Meeting and the first sentence of the second paragraph of the Revised Proxy Statement. The Company does not plan to take advantage of “notice and access” under Rule 14a-16, and instead plans to send a full set of proxy materials to its stockholders.

Background of the Solicitation, page 6

4.	Please revise to clarify the nature of the “changes” and “thoughts” regarding the composition of the Board communicated by JCP. Also revise to clarify the nature of the discussion that occurred among the Board on December 27, 2013.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

5.	Please revise to clarify the reasons underlying the recommendations by the search firm and Corporate Governance and Nominating Committee to your Board on January 8, 2014, and the reasons underlying the Boards’ conclusion to not include any JCP nominee.

Mr. Geoff Kruczek

February 7, 2014

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

Principal Stockholders, page 8

6.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by the entities listed in the table. Also, it is unclear from note 6 who has or shares dispositive power with respect to the shares you reference. Please revise to identify those natural persons.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and advises you that, as required pursuant to Item 403 of Regulation S-K, the Company has disclosed the beneficial ownership of securities as reported by the entities listed in the Principal Stockholders table solely based upon information provided by those entities contained in Schedule 13G reports filed by such entities. No information as to the natural person or persons who exercise voting and/or dispositive power was included in such reports. The Company notes that Instruction 3 to Item 403 of Regulation S-K indicates that a registrant is deemed to know, and is generally able to rely upon, the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

The Company has revised the disclosure in the notes to more clearly state the shares over which certain entities have voting and dispositive power.

Information About Our Board of Directors, page 11

7.	Please tell us the reasons for the knowledge qualifiers in your document. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

8.	The information disclosed in the third paragraph appears limited to your current “directors and executive officers.” Please revise to include each participant in this solicitation. See Item 5(b)(1)(iii) of Schedule 14A.

Mr. Geoff Kruczek

February 7, 2014

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

9.	Please revise to clarify the business experience of Mr. Miles during the past five years, and the dates of the experience to which you refer, such as his employment with Eli Lilly. See Item 7(b) of Schedule 14A.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

Proposal No. 1 Election of Directors, page 16

10.	We note the Board reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the Board identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and confirms that should its Board identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.	Please tell us, with a view toward revised disclosure, whether there would be any effects (and their amount) from the election of the insurgents’ nominees on the company. Address, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

COMPANY RESPONSE:

Mr. Geoff Kruczek

February 7, 2014

The Company respectfully acknowledges your comment and advises you that the Company has reviewed its operative agreements that contain provisions that could be affected by changes in the Board. Those agreements generally contain provisions that are triggered upon a change in the composition of a majority of the Board. If elected, the insurgent nominees would not currently constitute a majority of the Board, therefore such provisions would not be triggered in this instance. Accordingly, the Company has not included any disclosure in the Revised Preliminary Proxy Statement regarding such provisions, and if required to do so, believes that it may unnecessarily confuse stockholders.

12.	Please disclose whether your nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

Costs of Soliciting Proxies, page 59

13.	We note that you and your agents may solicit proxies by telephone, personal communications and other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and confirms its understanding of Rule 14a-12.

Shares of Company Securities …, page A-3

14.	Please clarify the significance of the numbers appearing next to each participant’s name. We note that no footnotes appear after the table.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and has revised the disclosure in question in the Revised Preliminary Proxy Statement.

Mr. Geoff Kruczek

February 7, 2014

Soliciting Materials Filed Pursuant to Rule 14a-12

15.	In future filings, please revise to remove the statements that the individuals to which you refer “may be deemed” participants in the solicitation. As you know, the term “participant” is defined in Instruction 3 to Item 4 of Schedule 14A.

COMPANY RESPONSE:

The Company respectfully acknowledges your comment and confirms that it will revise all future filings to remove the referenced statement.

* * * * *

On behalf of the Company and each participant, having been authorized to make such acknowledgements on their behalf, the Company and each participant acknowledges that:

•	the Company and each participant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company and each participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact me or the Company’s legal counsel, Jason L. Martinez at (919) 821-6675 or Carl N. Patterson at (919) 821-6647.

Very truly yours,

/s/ Thomas D. Carney
Thomas D. Carney General Counsel and Secretary